Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 31, 2012

TO THE PROSPECTUS DATED JANUARY 9, 2012

This document supplements, and should be read in conjunction with, our prospectus dated January 9, 2012 relating to our offering of 330,000,000 shares of our common stock, or our initial public offering, as supplemented by Supplement No. 6 dated August 24, 2012, which replaced and superseded all prior supplements, and Supplement No. 7 dated September 25, 2012. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	an update regarding the price announcement date for our anticipated change to the price per share at which we will offer shares of our common stock pursuant to our initial public offering.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of October 26, 2012, we had received and accepted subscriptions in this offering for 95,638,646 shares of our common stock, or approximately $954,138,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of October 26, 2012, 204,361,354 shares remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 20, 2013, or the date on which the maximum offering amount has been sold. We also reserve the right to terminate this offering at any time.

Update Regarding the Price Announcement Date for

Our Anticipated Change to Our Initial Offering Price

In Supplement No. 7 dated September 25, 2012, we previously disclosed our expectation that our board of directors would announce its determination of a new offering price per share for any new purchases of shares in our initial public offering on November 1, 2012. Due to the disruptions caused by Hurricane Sandy on the East Coast, business operations throughout the nation have been impacted. As a result, we now anticipate that our board of directors will announce its determination of our new offering price per share for any new purchases of shares in our initial public offering on or about November 7, 2012, or the Price Announcement Date.

We will continue to offer shares of our common stock in the primary offering component of our initial public offering at the current price of $10.00 per share through the day immediately prior to the Price Announcement Date (which we anticipate will be November 6, 2012), and all issuances of our shares of common stock pursuant to our DRIP prior to the Price Announcement Date will continue to reflect a price of $9.50 per share. Effective on the Price Announcement Date, we will begin offering shares in the primary offering component of this offering at the revised primary offering price, which may be different from our current $10.00 per share primary offering price, and all issuances of our shares of common stock pursuant to our DRIP will reflect a price equal to 95.0% of the revised primary offering price, which may be different from our current $9.50 per share DRIP offering price.

We will issue shares at our current $10.00 per share primary offering price only in connection with subscriptions that are signed and postmarked for delivery to our transfer agent prior to the Price Announcement Date. Beginning on the Price Announcement Date, we will offer shares of our common stock in the primary offering component of this offering at the revised primary offering price, and all issuances of our shares of common stock pursuant to the DRIP component of this offering will reflect a price equal to 95.0% of the revised primary offering price. However, we will accept subscription agreements for the primary offering component of our initial public offering at $10.00 per share on or after the Price Announcement Date only in the event that such subscriptions require funds to be transferred from an individual retirement account custodian in connection with the purchase of our shares, provided that all of the following criteria are met:

•	the investor must sign the subscription agreement prior to the Price Announcement Date;

•	a copy of the subscription agreement and transfer request must be postmarked for delivery to DST Systems, Inc., our transfer agent, prior to the Price Announcement Date; and

•	our transfer agent must receive the final subscription agreement executed by the custodian and subscription proceeds within thirty (30) days after the Price Announcement Date.